Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2012, relating to our audits of the consolidated financial statements and financial statement schedule of Innodata Inc. (formerly Innodata Isogen, Inc.) and Subsidiaries as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and on the effectiveness of internal control over financial reporting of Innodata Inc. (formerly Innodata Isogen, Inc.) and Subsidiaries as of December 31, 2011, which reports are included in Innodata Inc.’s (formerly Innodata Isogen, Inc.) 2011 Annual Report on Form 10-K. We also consent to the reference to our Firm under the caption “Experts”.

/s/ J.H. Cohn LLP

Roseland, New Jersey
June 14, 2012